Exhibit (a)(5)(G)
          For Immediate Release
Friendly LRL Holdings Responds to Startech’s Extension of Poison Pill
•	Expresses Grave Concern that Startech’s Board Continues to Deprive Startech’s Shareholders of Their Voice
•	Amends Startech Tender Offer to Add Second-Step Merger Condition and Extend Expiration Date to September 30, 2009
          Geneva, Switzerland, August 26, 2009 — Friendly LRL Holdings LLC (“FLH”), whose wholly-owned subsidiary (“FAC”) has commenced a tender offer to acquire all of the outstanding shares of common stock of Startech Environmental Corporation (OTC Bulletin Board: STHK.OB) (“Startech”) for $0.65 per share in cash, released the following statement in response to Startech’s announcement that its Board of Directors has extended its preferred stock purchase rights or “poison pill”:
          “We are extremely disappointed by the decision of Startech’s Board, announced on August 24, 2009, to extend the expiration date of the poison pill to September 23, 2009”, said Sergey Mitirev of FLH. “Startech’s actions continue to deprive its shareholders of their voice by refusing them the opportunity to monetize their investment in Startech pursuant to our offer at a substantial premium to Startech’s historical trading prices.”
          In connection with FLH’s offer, Startech has repeatedly emphasized that it has been in discussions with other potential investors for the sale of a controlling or non-controlling interest in Startech. In fact, when it adopted the shareholder rights plan on July 24th and when it extended the plan on August 24th, Startech asserted that the delays caused by the implementation and subsequent extension of the plan were intended to allow it time to continue discussions with a number of parties regarding a potential investment in the company. Yet Startech has refused to disclose any significant details with respect to such discussions to permit its shareholders to make an informed decision as to whether to tender their shares pursuant to FLH’s offer.
          “We believe that Startech’s Board has had ample time to raise equity capital and evaluate strategic alternatives, and it has failed to do so”, commented Dmitry Timoshin of FLH. “In its Form 10-K for the year ended October 31, 2008, Startech disclosed that its ability to continue as a going concern was dependent on its ability to generate revenue from additional sales of its products and/or the receipt of additional capital from one or more financing sources. Startech further indicated that management was continuing its efforts to sell products and secure funds through the receipt of additional capital. Since Startech made such disclosures, no products have been sold and no capital has been raised.”
          In light of Startech’s recent operating performance and current financial condition as reflected in its securities filings as well as its inability to consummate a financing or strategic transaction, FLH is skeptical of the Startech Board’s ability to effectively address Startech’s near-term liquidity needs or generate long-term value for Startech’s shareholders in excess of the transaction consideration that FLH is offering today. In contrast, FLH is prepared to deliver substantial, immediate and highly certain value to Startech’s shareholders in an all-cash transaction, with no financing condition. FLH’s offer represents a 103% premium to the last reported sale of Startech common stock of $0.32, the last trading day preceding FLH’s public announcement of its intention to commence its tender offer.
          In light of Startech’s decision to extend the expiration date of the poison pill, FLH is today amending its tender offer to acquire all of the outstanding shares of Startech. The principal amendments include:
•	FLH has added a condition to its offer that a definitive merger agreement, in form and substance satisfactory to FLH in its reasonable discretion, shall have been executed by Startech and FAC (and/or FLH or any of its affiliates) with respect to a merger of FAC (and/or FLH or any of its affiliates) and Startech.
•	FLH has extended its offer until 11:59 p.m., New York City time, on Wednesday, September 30, 2009, unless further extended. The offer was previously scheduled to expire at 11:59 p.m., New York City time, on Monday August 31, 2009.
          Sergey Mitirev of FLH noted, “We are dismayed that its Board has decided to extend the poison pill. In so doing, Startech’s Board continues to interfere with the ability of Startech’s shareholders to receive payment for their shares pursuant to our all-cash offer. Rather than engaging in constructive discussions with us, the only party that has been named by Startech as having an interest in investing in the company, or affording Startech shareholders the opportunity to immediately monetize their investment in Startech pursuant to our offer at a substantial premium to Startech’s historical trading prices, Startech’s Board continues to act with a view towards further entrenching its own position. We believe that such actions are not in the best interests of Startech’s shareholders.”
          Sergey Mitirev of FLH commented, “We are evaluating all available alternatives with respect to our offer and Startech’s conduct, and we reserve the right to pursue any and all alternatives available to us. Time is of the essence and there can be no assurance that in the future we or any other buyer would pay the same premium that we are offering today.” As of 5:00 p.m., New York City time, on Tuesday, August 25, 2009, approximately 1,658,925 shares of common stock of Startech had been tendered in and not withdrawn from the tender offer.
Source: Friendly LRL Holdings LLC
Contact:
Morrow & Co., LLC (Information Agent for the offer)
Stamford, CT
(800) 607-0088 or (203) 658-9400

DISCLAIMER: CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS. Statements in this press release that are not historical facts are “forward-looking statements”. Such forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, among others: the willingness of Startech shareholders to tender their shares in the tender offer, the number and timing of shares tendered and the satisfaction of the conditions to the tender offer described in the Offer to Purchase and related materials, as amended, filed by FLH and its affiliates with the Securities and Exchange Commission. This press release speaks only as of its date, and FLH and its affiliates undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.
ADDITIONAL INFORMATION AND WHERE TO FIND IT. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials), as amended, initially filed by FLH and its affiliates with the SEC on July 6, 2009. The tender offer statement (and related materials), as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. These materials may be obtained for no charge upon request to Morrow & Co., LLC, the information agent for the tender offer, by calling toll-free at 1-800-607-0088. In addition, these materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s Web site at www.sec.gov.